Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

Unbridled Energy Signs Forbearance Agreement &

Seeks Purchaser for Leases in Lycoming County, PA

CALGARY and PITTSBURGH · October 28, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled Energy” or the “Company”) announces they have signed a Forbearance Agreement with Huntington National Bank (“Bank”).  The Bank has agreed to extend the maturity date of the Company’s outstanding bank loan from November 16, 2009 to December 16, 2009, and to forbear from taking any further action to collect the bank loan until at least December 16, 2009.  In exchange, the Company agreed to make an immediate principal payment of $175,000 (USD) to the Bank and have one of the Company’s U.S. subsidiaries, Unbridled Energy PA., LLC, execute an Agreement of Guaranty and Suretyship of the Loans, a related Open-End Mortgage, Indenture, Security Agreement, Financing Statement and an Assignment of Production Agreement in respect of the U.S. owned assets of Unbridled Energy PA., LLC.  The primary asset of Unbridled Energy PA., LLC, in which the Bank will now have a mortgage lien, is its 1,158 acres of oil and gas leases in Lycoming County, Pennsylvania, an area in the main fairway of the Marcellus shale formation.  The Company is seeking a purchaser for these leases.

Unbridled Energy Corporation

J. Michael Scureman

President

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.